UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
                           FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                       MIDAMERICAN ENERGY HOLDINGS COMPANY
                            MIDAMERICAN FUNDING, LLC
                                    MHC INC.

each hereby files jointly with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof.

     A. MidAmerican Energy Holdings Company - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          MidAmerican Funding, LLC - Organized as a holding company for acquisition financing purposes. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          MHC Inc. - Organized as a holding company. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          The  following   companies  are  subsidiaries  of  MidAmerican  Energy
          Holdings Company as defined by Section 2(a):

     B.   Utility Subsidiaries

          MidAmerican Energy Company (100% owned) - Organized as a public utility to generate, transmit, distribute and market electric energy and to distribute and market natural gas. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          i. 100% owned by MidAmerican Energy Company

          CBEC Railway Inc. - Organized to own and operate rail facilities for the transportation of coal. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

          MidAmerican Energy Financing I - Organized as a statutory business trust holding MidAmerican 7.98% Series A Debentures due 2045. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

          MidAmerican  Energy  Funding   Corporation  -  Organized  to  purchase
               MidAmerican Energy Company's accounts receivable. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

     C.   Nonregulated Business Subsidiaries

          i. MidAmerican Capital Company (100% owned) - Organized as a holding company for nonregulated business subsidiaries. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               a.   100% Owned by MidAmerican Capital Company

               A/C Security Systems, Inc. - Organized to provide security services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               AmGasInc. - Organized to market  nonregulated  natural gas to end users. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Cimmred Leasing  Company - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Capital  Company - Organized  to invest in and manage securities. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               InterCoast  Energy  Company -  Organized  to market  nonregulated electric energy, and produce and market oil and gas. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               InterCoast  Global   Management,   Inc.  -  Organized  to  manage
                    securities    investments.    Incorporated    in   Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power  Company -  Organized  to  manage  nonregulated
                    electric  energy  investments.   Incorporated  in  Delaware.
                    Headquartered in Des Moines, Iowa.

               InterCoast  Power   Marketing   Company  -  Organized  to  market
                    nonregulated electric energy. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               InterCoast  Trade  &  Resources,   Inc.  -  Organized  to  market
                    nonregulated   oil  and  gas.   Incorporated   in  Delaware.
                    Headquartered in Des Moines, Iowa.

               IWG Co. 8 - Organized to invest in nonregulated hydropower projects or companies. Incorporated in
                Delaware.  Headquartered in Des Moines, Iowa.

               MHC Investment Company - Organized to invest in, develop and/or manage investments and financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               MidAmerican Rail Inc. - Organized  to lease  railroad  coal cars.
                    Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               MidAmerican  Security  Company - Organized  to invest in security
                    companies.   Incorporated  in  Iowa.  Headquartered  in  Des
                    Moines, Iowa.

               MidAmerican Services Company - Organized to provide complementary energy services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               MWR Capital Inc. - Organized to invest in, develop and/or manage financial business ventures. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               TTP, Inc. of South Dakota - Organized  to invest in,  develop and manage a cogeneration partnership. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               b. Less than 100% but Greater than 10% Owned by MidAmerican Capital Company

               Diversified Electronics Ltd. - Organized to provide home security services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Edge Technologies,  Inc. - A joint  venture  organized in Iowa to generate capital for the development and commercialization of inventions. Incorporated in Iowa. Headquartered in Ames, Iowa.

               McLeodUSA,    Inc.   -   Organized   to   provide   fiber   optic
                    telecommunications services. Incorporated
                     in Delaware. Headquartered in Cedar Rapids, Iowa.

               Micro-Generation  Technology  Fund,  LLC - Organized to invest in entrepreneurial ventures offering products and services relating to micro-generation of electric power. Organized in Delaware. Headquartered in Center Harbor, New Hampshire.

               Mycotech  Corporation - Organized to produce fungal  products for biopesticide and bioremediation applications. Incorporated in Delaware. Headquartered in Butte, Montana.

               Tenaska III Texas Partners - Organized in Texas to construct, own and operate a cogeneration plant located near Paris, Texas. Partnership formed in Texas. Headquartered in Omaha, Nebraska.

               UtechVenture  Capital   Corporation  -  Organized  to  invest  in
                    venture capital. Incorporated in Delaware. Headquartered in Wilmington, Delaware.

          ii.  Midwest Capital Group, Inc. (100% owned) - Organized as a holding
               company  for  nonregulated  business  development   subsidiaries.
               Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               a.   100% Owned by Midwest Capital Group, Inc.

               Dakota Dunes  Development  Company  -  Organized  to  invest  in, develop and/or manage real estate business ventures. Incorporated in Iowa. Headquartered in Dakota Dunes, South Dakota.

               *Two Rivers  Inc. -  Organized  to own and  operate a golf course facility. Incorporated in South Dakota. Headquartered in Dakota Dunes, South Dakota.

               b. Less than 100% but Greater than 10% owned by Midwest Capital Group, Inc.

               Access Air  Holdings,  Inc.  -  Organized  to own and  operate  a commercial airline. Incorporated in Delaware. Headquartered in Des Moines, Iowa.

               Northgate Park  Associates  -  Organized  to  develop  and own an office park. Partnership formed in Iowa. Headquartered in Iowa City, Iowa.

          iii. MidAmerican Realty Services Company (95% owned) - Organized as a holding company for nonregulated real estate brokerage operations. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               a.  100% owned by MidAmerican Realty Services Company

               CBS Home Real Estate Company - Organized to provide residential real estate brokerage services Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               *Edina  Corporate  Services,  Inc. -  Organized  as a third party relocation company to provide services to companies that relocate employees. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               EdinaFinancial  Services,  Inc. - Organized as a holding  company
                    for  the  Edina   Realty   subsidiaries.   Incorporated   in
                    Minnesota. Headquartered in Edina, Minnesota.

               EdinaRealty,  Inc. - Organized to provide residential real estate brokerage services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               EdinaRealty,  Inc. (WI) - Organized to provide  residential  real
                    estate  brokerage   services.   Incorporated  in  Wisconsin.
                    Headquartered in Hudson, Wisconsin.

               EdinaRealty  Insurance  Agency,   Inc.  -  Organized  to  provide
                    property and casualty insurance agency services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               EdinaRealty Mortgage,  Inc. - Organized as a residential mortgage brokerage company. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               EdinaRealty  Title,  Inc. - Organized  to provide  title  search, abstracting, real estate escrow, and closing services. Incorporated in Minnesota. Headquartered in Edina, Minnesota.

               JC Nichols Residential Inc. - Organized to provide residential real estate brokerage services. Incorporated in Iowa. Headquartered in Overland Park, Kansas.

               JC Nichols Alliance, Inc. - Organized to manage real estate brokerage franchises. Incorporated in Kansas. Headquartered in Overland Park, Kansas.

               Iowa Realty Co.  Inc. -  organized  to provide  residential  real
                    estate   brokerage    services.    Incorporated   in   Iowa.
                    Headquartered in West Des Moines, Iowa.

               Iowa Realty Insurance Agency, Inc. - Organized to establish third party contracts with insurance companies to provide property insurance to residential real estate customers. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               FirstRealty,  Ltd. - Organized to provide residential real estate brokerage services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Iowa Title Company - Organized to provide land title  abstracting services. Incorporated in Iowa. Headquartered in Des Moines, Iowa.

               Midland Escrow Services,  Inc. - Organized to provide real estate and mortgage closing and escrow services. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Nebraska Land Title and  Abstract  Company - Organized to provide title and abstracting services. Incorporated in Nebraska. Headquartered in Omaha, Nebraska.

               IMO Co., Inc. - Organized to provide residential real estate brokerage services. Incorporated in Missouri. Headquartered in Springfield, Missouri.

               PlazaFinancial  Services,  LLC - Organized  as a holding  company for a mortgage brokerage subsidiary. Organized in Kansas. Headquartered in Prairie Village, Kansas.

               PlazaMortgage  Services,  LLC - Organized to provide  residential
                    mortgage   brokerage   services.    Organized   in   Kansas.
                    Headquartered in Prairie Village, Kansas.

               Real Estate Referral  Network,  Inc. - Organized to generate real
                    estate  sales  and  listing   referrals.   Incorporated   in
                    Nebraska. Headquartered in Omaha, Nebraska.

               The Referral Company - Organized to generate real estate sales through referrals from retired salespersons of Iowa Realty Co., Inc. Incorporated in Iowa. Headquartered in West Des Moines, Iowa.

               Select  Relocation  Services,  Inc. - Organized  to provide  real
                    estate  relocation   services.   Incorporated  in  Nebraska.
                    Headquartered in Omaha, Nebraska.

               b. Less than 100% but greater than 10% owned by MidAmerican Realty Services Company

               EdinaRealty Mortgage, LLC -  Organized  to provide  residential
                    mortgage   brokerage   services.   Organized   in  Delaware.
                    Headquartered in Edina, Minnesota.

               Home Real  Estate  Inc.   (Nebraska)   -  Organized   to  provide
                    residential real estate brokerage services. Incorporated in Nebraska. Headquartered in Lincoln, Nebraska.

               The  Mortgage  Group,  LLC -  Organized  to  provide  residential
                    mortgage   brokerage   services.   Organized   in  Nebraska.
                    Headquartered in Omaha, Nebraska.

               *MidAmerican   Home   Services,   LLC  -  Organized   to  provide
                    residential real estate brokerage services.
                 Organized in Iowa.  Headquartered in West Des Moines, Iowa.

               TitleInformation   Services,   LLC   -   Organized   to   provide
                    computerized  title  information.   Organized  n  Minnesota.
                    Headquartered in Minneapolis, Minnesota.

          iv.  *Quad Cities Energy Company (100% owned) - Organized to invest in
               nonregulated   generation   facilities.   Incorporated  in  Iowa.
               Headquartered in Des Moines, Iowa.

               a.   100% owned by Quad Cities Energy Company

               Cordova Energy Company, LLC - Organized to invest in nonregulated generation facilities. Organized in Delaware. Headquartered in Des Moines, Iowa.

          v.   Northern  Electric  plc (100% owned) - Organized as a UK regional
               electric   company.   Incorporated   in   the   United   Kingdom.
               Headquartered in Newcastle, United Kingdom.

               a. 100% owned by Northern Electric plc - (all of the following were headquartered in Newcastle, United Kingdom).

               Northern  Electric  Generation  Limited - Organized  as a holding company. Incorporated in United Kingdom.

               Northern Electric Overseas Holdings Limited - General  Merchants.
                    Incorporated in United Kingdom.

               Northern  Electric  Properties  Limited - Organized as a property management company. Incorporated in United Kingdom.

               Northern Electric  Finance plc - Organized as a finance  company.
                    Incorporated in United Kingdom.

               Gas  UK   Limited  -  Holds   rights  in  natural   gas   assets.
                    Incorporated in United Kingdom.

               CalEnergy Gas (Holdings)  Limited - Gas exploration and ownership of gas. Incorporated in United Kingdom.

               Northern Electric  Retail  Limited - Retailing of electrical  and gas appliances. Incorporated in United Kingdom.

               Northern   Electric   Distribution   Limited  -   Management   of
                    distribution network. Incorporated in United Kingdom.

               Northern Electric Generation TPL Limited - Organized as a holding company. Incorporated in United
                 Kingdom.

               Northern  Electric  Generation  CPS Limited - General  Merchants.
                    Incorporated in United Kingdom.

               Northern Electric  Generation  NPL Limited - Standard  commercial company. Incorporated in United Kingdom.

               Northern Electric  Generation  Peaking  Limited -  Generation  of
                    electricity. Incorporated in United Kingdom.

               Northern  Electric  Insurance  Services  Limited -  Organized  to
                    provide insurance services.
                 Incorporated in United Kingdom.

               CalEnergy Gas UK Limited - Formed to  purchase,  lease or acquire land containing or believed to contain petroleum, natural gas or other mineral oils; to search and prospect for petroleum, natural gas and related hydrocarbons. Incorporated in United Kingdom.

               Neptune Power Ltd. - Holding  company  authorized to carry on the business and activities of an electricity generating company, business of a holding company, to do anything which a person who is authorized to generate, transmit or supply electricity under the Electricity Act 1989 and other clauses relating to energy purchase, supply and generation. Incorporated in United Kingdom.

               CalEnergy Gas (Polska) Sp. z.o.o.  - Formed for the  exploration, production and refining of reserves of natural gas and other hydrocarbons within the territory of Poland and abroad. Incorporated in United Kingdom.

               CalEnergy  Gas  (Pipelines)  Limited  -  Formed  to  explore  and prospect for, manufacture, produce, buy, sell, dispose of and deal in gas and to use all such land, buildings and other works, machinery, plant and pipes. Incorporated in United Kingdom.

               Northern  Electric  &  Gas  Limited  - A  trading  company  which directly owns 100% of the following subsidiaries: Northern Tracing & Collection Services Limited, Northern Electric Retail Limited, Northern Electric Transport Limited, Northern Metering Services Limited, Northern InfoCom Limited, Northern Utility Services Limited, Northern Electric Training Limited, and Northern Electric Telecom Limited. Incorporated in United Kingdom.

               Northern  Electric   Investments  Limited  -  General  Merchants.
                    Incorporated in United Kingdom.

               CalEnergy Europe  Limited - Used as a tender  vehicle by Business
                    Development in Europe. Incorporated in United Kingdom.

               Northern Tracing & Collection  Services Limited - Formed to carry on address checking and tracing, credit vetting and debt collection. Incorporated in United Kingdom.

               Northern Electric Share Scheme Trustee  Limited - Trustee company to employee share option schemes. Incorporated in United Kingdom.

               Northern Transport  Finance  Limited - Organized as an investment company. Incorporated in United Kingdom.

               Northern   Electric   Supply   Limited  -  Organized   to  retail
                    electricity and gas. Incorporated in United Kingdom.

               Northern Metering Services Limited - Meter operator. Incorporated in United Kingdom.

               Northern  Utility   Services   Limited  -  Organized  to  provide
                    engineering contracting services. Incorporated in United Kingdom.

               Northern  Electric   Telecom   Limited  -  Organized  to  provide
                    telecommunications services. Incorporated in United Kingdom.

               Northern  Electric  Transport  Limited  -  Organized  to  provide transport services. Incorporated in United Kingdom.

               Northern   Infocom   Limited  -  Standard   commercial   company.
                    Incorporated in United Kingdom.

               Northern  Electric   Training  Limited  -  Organized  to  provide
                    training services. Incorporated in United Kingdom.

               b. Less than 100% but greater than 10% owned by Northern Electric plc.

               Kings Road Developments  Limited - Formed to acquire  and develop
                    land, houses  and  buildings  at  Kings  Road,   Wallsend.
                    Incorporated in United Kingdom.

               Ryhope Road  Developments  Ltd - Formed to  acquire  and  develop land. Incorporated in United Kingdom.

               Stamfordham Road Developments Ltd. - Formed to acquire, purchase, exchange land at Stamfordham Road, Newcastle Upon Tyne. Incorporated in United Kingdom.

               Viking  Power  Ltd.  -  Owner  of  power   generation   facility.
                    Incorporated in United Kingdom.

               Seal Sands  Network  Ltd.  -  Owns  infrastructure  for  Teeside.
                    Incorporated in United Kingdom..

               Polska  Power  Sp.  z  o.o.  -  Organized   to  invest  in  power
                    generation, development and to perform power generation activities; and invest in electrical infrastructure, development, construction and maintain electrical infrastructure; and to invest in or develop other activities relating to power generation and electrical infrastructure in Poland. Incorporated in United Kingdom.

               Teesside Power  Limited - General and supply  products  connected with energy. Incorporated in United Kingdom.

          vi. CE Generation, LLC - (50% owned) - Organized as a holding company. Headquartered in Omaha, Nebraska.

               a. 100% owned by CE Generation, LLC (all of the following are headquartered in Omaha, Nebraska)

               California  Energy  Development  Corporation  - Managing  general partner of Yuma Cogeneration Associates. Incorporated in Delaware.

               California  Energy  Yuma  Corporation  -  Organized  as a holding
                    company.   Holds  a  50%   interest  in  Yuma   Cogeneration
                    Associates, a general partnership. Incorporated in Utah.

               Yuma Cogeneration  Associates  - Owner of the  Yuma  cogeneration natural gas-fired project in Arizona. Organized in Utah.

               MagmaPower  Company  -  Organized  as  a  holding  company.  Owns several operating subsidiaries. Incorporated in Nevada.

               Desert Valley  Company - Operates  monofill for  Imperial  Valley operations. Incorporated in California.

               Vulcan Power Company - Organized as a holding  company.  Owns 50%
                    of  Vulcan/BN  Geothermal  Power  Company.  Incorporated  in
                    Nevada.

               Vulcan/BN  Geothermal  Power Company - Owner of Vulcan Project in
                    the Imperial Valley. Formed in Nevada.

               CalEnergy   Operating   Corporation  -  Provides   operating  and
                    maintenance services for Imperial Valley Facilities; General Partner of Leathers, Del Ranch, & Elmore limited partnerships. Incorporated in Delaware.

               Leathers,  L.P.  -  Owns  Leathers  project  in the  Salton  Sea.
                    Organized in California.

               Elmore, L.P. - Owns Elmore  project in the Salton Sea.  Organized in California.

               Del Ranch, L. P. - Owns Del Ranch (Hoch) project in the Salton Sea. Organized in California.

               Salton Sea Power  Company - Organized  as a holding  company.  1%
                    General Partner Interest, Salton Sea Power Generation, L. P. & Salton Sea Brine Processing, L. P. Incorporated in Nevada.

               Salton Sea Brine Processing L. P. - Owns 99% limited  partnership interest in Salton Sea Power Generation, L.P. Organized in California.

               Salton Sea Power Generation L. P. - Owns Units 1, 2 & 3 & part of
                    Unit 4 at Salton Sea. Formed in California.

               MagmaLand Company I - Holds  mineral  interests  and brine rights for Salton Sea Projects. Incorporated in Nevada.

               Salton Sea Funding  Corporation - Owns 1% of: CEOC,  FLPC,  SSPC,
                    SSRC, and VPC. Issued notes and bonds and lent proceeds to Salton Sea projects. Incorporated in Delaware.

               Conejo Energy Company - Holding company owning 50% partnership interest - 40% General Partner & 10% limited partner in Del Ranch, L. P. Incorporated in California.

               Niguel Energy Company - Holding  company  owning 50%  partnership interest (40% General Partner & 10% Limited Partner) in Elmore, L. P. Incorporated in California.

               SanFelipe Energy Company - Holding company owning 50% partnership interest (40% General Partner & 10% Limited Partner) in Leathers, L. P. Incorporated in California.

               Falcon Seaboard Resources, Inc. - Organized as a holding company.
                    Incorporated in Texas.

               Falcon  Seaboard  Oil  Company  - Holds  100%  interest  in Power
                    Resources, Inc. Incorporated in Texas.

               Falcon Seaboard Pipeline Corporation - Holds 100% interest in Big
                    Springs Pipeline Company. Incorporated in Texas.

               Falcon Seaboard  Power  Corporation - Holds 100% interest in SECI
                    Holdings, Inc., Falcon Power Operating Company and NorCon Holdings, Inc. Incorporated in Texas.

               PowerResources,  Inc.  - Formed to own and  operate  a  gas-fired cogeneration facility. Incorporated in Texas.

               Falcon Power Operating  Company - Formed to provide operation and
                    maintenance    services   for    cogeneration    facilities.
                    Incorporated in Texas.

               Salton Sea Power  L.L.C.  - Formed to  develop,  own and  operate
                    Salton Sea Unit #5. Organized in Delaware.

               CE Salton Sea Inc. - Development  Company to support Salton Sea
                    Unit #5. Incorporated in Delaware.

               CE Turbo  LLC  -  Owns  Imperial  Valley  turbo-expander  power project. Organized in Delaware.

               CE Texas   Energy  LLC   (formerly   Falcon   Seaboard   Energy
                    Corporation) - Owns CE Texas Gas LLC. Formed in Delaware.

               CE Texas Gas LLC (formerly Falcon Seaboard Gas Company) - Owns certain contract rights. Formed in Delaware.

               Fish Lake Power LLC (formerly  Fish Lake Power  Company) - Owns a
                    1% interest in Salton Sea Unit IV.  Formed in Delaware.

               Imperial Magma LLC (formerly Imperial Magma) - Owns resource rights and real property in the Imperial Valley. Formed in Delaware.

               NorCon Holdings,  Inc. -  Organized  as a holding  company.  Owns
                    Northern Consolidated Power, Inc. Incorporated in Delaware.

               Northern Consolidated  Power, Inc. - Formed to own an interest in
                    Norcon Power Partners, L.P.  Incorporated in Delaware.

               Salton Sea Royalty LLC - Owns certain rights to royalty payments.
                    Organized in Delaware.

               VPC Geothermal LLC (formerly BN Geothermal  Company) - Owns an interest in Vulcan/BN Geothermal Power Company. Organized in Delaware.

               SECI Holdings, Inc. - Holding company for Saranac Energy Company.
                    Incorporated in Delaware.

               Saranac Energy  Company,  Inc. - Formed to own an interest in the project company for the Saranac cogeneration facility in Plattsburgh, NY. Incorporated in Delaware.

               b. Less than 100% but greater than 10% owned by CE Generation, LLC

               Saranac Power  Partners,  L. P. - Formed  to  construct,  own and operate a natural gas-fired cogeneration facility in Plattsburgh, NY and to own North County Gas Pipeline Corporation. Formed in Delaware.

               NorCon Power  Partners,  L. P. -  Formed  to  construct,  own and operate a cogeneration facility in Erie County, PA.
                    Formed in Delaware.

               NorthCountry Gas Pipeline Corporation - Formed to construct,  own and operate a gas pipeline to primarily transport fuel to Saranac. Incorporated in New York.

          vii. Other MidAmerican Energy Holdings Company Related Entities:

               a. 100% owned by MidAmerican Energy Holdings Company (all of the following are headquartered in Omaha, Nebraska).

               CE Power, Inc. - Owner of shares of the share capital of CE Electric UK Holdings. Incorporated in Delaware.

               CE Electric, Inc. - Owner of shares of CE Electric UK Holdings. Incorporated in Delaware.

               CE Electric UK Funding Company - Organized as a holding and investment company. Incorporated in United Kingdom.

               CE Electric UK Holdings - Organized as a holding company. Incorporated in United Kingdom.

               CE   Electric   UK  plc  -  Owner  of  Northern   Electric   plc.
                    Incorporated in United Kingdom.


               CE   Geothermal,  Inc. - Owns Western States  Geothermal  Company
                    and  Intermountain   Geothermal  Company.   Incorporated  in
                    Delaware.

               Western  States  Geothermal   Company  -  Owner  of  Desert  Peak
                    leaseholds and the Desert Peak geothermal power plant. Incorporated in Delaware.

               Intermountain  Geothermal  Company - Owner of 70% interest in the
                    Roosevelt Hot Springs geothermal field in Utah. Incorporated in Delaware.

               CE Exploration Company - Exploration subsidiary with leaseholds in Oregon, Washington, and Northern California. Incorporated in Delaware.

               CE Newberry,  Inc. - Project  company  for the  Telephone  Flat project. Incorporated in Delaware.

               CE Humboldt,  Inc. - Holding company for the future development of the Humboldt House leases. Incorporated in Delaware.

               CalEnergy  International   Services,  Inc.  -  Employs  personnel
                    working on CalEnergy's projects outside the United States. Incorporated in Delaware.

               American Pacific Finance Company - Formed to be a captive finance company. Incorporated in Delaware.

               California Energy  General  Corporation - Owns the Telephone Flat
                    leaseholds. Incorporated in Delaware.

               CE International Investments, Inc. - Holding company for projects outside the United States.  Incorporated in Delaware.

               CE Mahanagdong  Ltd. - Holding company for interest in CE Luzon
                    Geothermal Power Company, Inc. Incorporated in Bermuda.

               CE Philippines  Ltd. - Holding  company for interest in CE Cebu
                    Geothermal Power Company Inc. Incorporated in Bermuda.

               CE Cebu  Geothermal  Power Company,  Inc. - Project company for the Upper Mahiao project. The Upper Mahiao project is located on the island of Leyte. It delivers power to the adjacent island of Cebu via a submarine cable. Incorporated in Philippines.

               CE Indonesia  Ltd. - Holding  company  for  Indonesia  project.
                    Incorporated in Bermuda.

               CE Casecnan  Ltd. - Holding  company  which owns interest in CE
                    Casecnan  Water  &  Energy  Company,  Inc.  Incorporated  in
                    Bermuda.

               CE Latin  America  Ltd.  -  Holding   company  for  development
                    projects in Latin America. Incorporated in Bermuda.

               CE Singapore  Ltd. - Holding  company  for Patuha  Power,  Ltd.
                    Incorporated in Bermuda.

               CalEnergy Development  Company Ltd. - Formed to develop projects outside the United States.
               Incorporated in Bermuda.

               CE Bali, Ltd. - Holds an interest in Bali Energy Ltd.
                    Incorporated in Bermuda.

               CE Ijen  Ltd. - Holding company for Indonesia project.
                    Incorporated in Bermuda.

               CE Asia Ltd. - Holding company for a potential project.
                    Incorporated in Bermuda.

               CE Overseas Ltd. - Holding company for a potential project.
                    Incorporated in Bermuda.

               Tongonan Power Investment, Inc. - Holds partnerships interests in
                    Alto Peak Power Company and Visayas Geothermal Power Company. Incorporated in Philippines.

               Alto Peak Power Company - Owner of Alto Peak Project.
                    Incorporated in Philippines.

               MagmaNetherlands  B.V. - Holds interest in Visayas  Geothermal
                    Power Company and Alto Peak. Incorporated in Netherlands.

               Visayas  Geothermal  Power  Company - Owner of Malitbog  Project.
                    Incorporated in Philippines.

               CE Indonesia Geothermal, Inc. - Formed as a holding company for projects in Indonesia. Incorporated in Delaware.


               CE Indonesia Funding Corp. - Formed to finance the development, construction and operation of power plants in Indonesia. Incorporated in Delaware.

               CE (Bermuda) Financing Ltd. - Formed to finance energy projects directly or through subsidiaries.  Incorporated in Bermuda.

               Kiewit  Energy   Company  -  Organized  as  a  holding   company.
                    Incorporated in Delaware.

               Kiewit Energy Pacific Holdings Corp. - Holding company which owns shares of Kiewit International (Bermuda) Ltd. Incorporated in Delaware.

               Kiewit  Energy  U.K.  Inc.  -  Organized  as a  holding  company.
                    Incorporated in Delaware.

               Kiewit Energy International (Bermuda) Ltd - Holding company which
                    owns  interests  in  geothermal  power  generation   project
                    companies. Incorporated in Bermuda.

               Aurora  2000,  LLC -  Formed  to  develop  and  market  software.
                    Organized in Delaware.

               CE Aurora I, Inc. - Formed to develop and market software.
                    Incorporated in Delaware.

               Northern Aurora,  Inc. - Formed to develop  and market  software.
                    Incorporated in Delaware.

               CalEnergy Minerals,  LLC - Formed to own Salton Sea zinc recovery project. Organized in Delaware.

               CalEnergy Development Company - Formed to develop projects in the
                    United States. Incorporated in Delaware.

               Salton Sea Minerals  Corp. - Owns  indirect  interest in minerals project. Incorporated in Delaware.

               CalEnergy International, Inc. - Development company for project interests located outside the United States. Incorporated in Delaware.

               Maverick  Reincorporation  Sub, Inc.  Formed to serve as a merger vehicle. Incorporated in Iowa.

               CalEnergy  Capital  Trust I - Formed  to  provide  financing  for
                    CalEnergy activities. Formed in Delaware.

               CalEnergy  Capital  Trust II - Formed to  provide  financing  for
                    CalEnergy activities. Formed in Delaware.

               CalEnergy  Capital  Trust III - Formed to provide  financing  for
                    CalEnergy activities. Formed in Delaware.

               CalEnergy  Capital  Trust IV - Formed to  provide  financing  for
                    CalEnergy activities. Formed in Delaware.

               CalEnergy  Capital  Trust V - Formed  to  provide  financing  for
                    CalEnergy activities. Formed in Delaware.

               CalEnergy  Capital  Trust VI - Formed to  provide  financing  for
                    CalEnergy activities. Formed in Delaware.

               CE Minerals Development LLC - Owns interest in minerals projects.
                    Organized in Delaware.

               CalEnergy Holdings, Inc. - Organized as a holding company.
                    Incorporated in Delaware.

               b. Less than 100% but greater than 10% owned by MidAmerican Energy Holdings Company.

               CE   Generation   LLC  -  Owns   indirect   interests   in  power
                    generation. Formed in Delaware.

               CE Luzon Geothermal Power Company, Inc. - Project company for the Mahanagdong project. The Mahanagdong project is located on the island of Leyte, Philippines. Incorporated in Philippines.

               Himpurna California  Energy Ltd. - Development  company for Dieng
                    Plateau  (Indonesia)  project  companies.   Incorporated  in
                    Bermuda.

               Bali Energy Ltd. - Project company for Bali geothermal project in
                    Indonesia. Incorporated in Bermuda.

               Patuha Power,  Ltd.  - Project  company  for  development  of the
                    Patuha field in Indonesia. Formerly known as CE Development Ltd. Incorporated in Bermuda.

               CE Casecnan Water and Energy Company, Inc. - Formed to design, develop, construct, erect, assemble, commission, operate and own a hydroelectric power plant in Luzon, Philippines and the related facilities for conversion of energy from water into electricity. To provide irrigation water for the Philippine Government or any government-owned or controlled corporation. Incorporated in Philippines.

               Gilbert/CBE  Indonesia  L.L.C. - Organized to supply  engineering services. Incorporated in Nebraska.

     D.   Inactive Subsidiaries
          100% Owned
             Midwest Gas Company - Incorporated in Iowa.
             DCCO Inc. - Incorporated in Minnesota.
             InterCoast Sierra Power Company - Incorporated in Delaware. MidAmerican Energy Financing II - Organized as a statutory business trust.
             CHRS Inc. -Incorporated in Iowa.
             Bettendorf Lock & Security Services, Inc. - Incorporated in Iowa. Sutton Security, Inc. - Incorporated in Nebraska.
             Pro-tech Alarm Systems and Services, Inc. - Incorporated in
               Missouri.
             CBS Brokerage Systems, Inc. - Incorporated in Nebraska.
             Leasing Associates, Inc. - Incorporated in Nebraska.
             Magma Generating Company II -  Incorporated in Nevada.
             Magma Generating Company I -  Incorporated in Nevada.
             Norming Investments B.V. -  Incorporated in Netherlands.
             California Energy Retail Company, Inc. - Incorporated in Delaware. Slupo I B.V. - Incorporated in Netherlands.
             CEABC Co. -  Incorporated in Delaware.
             CEXYZ CO. -  Incorporated in Delaware.
             CE Electric (NY), Inc. -  Incorporated in New York.
             IPP Co. - Incorporated in Delaware.
             IPP Co. LLC. - Organized in Delaware.
             Gilbert/CBE L. P. -  Incorporated in Nebraska.
             California Energy Management Company - Incorporated in Delaware. Big Springs Pipeline Company - Incorporated in Texas.
             CBE Engineering Co. - Incorporated in California
             CE Columbia LTD. - Incorporated in Bermuda.
             Ormoc Cebu Ltd. -.  Incorporated in Bermuda.
             CalEnergy Imperial Valley Company, Inc. - Incorporated in Delaware. American Pacific Finance Company II - Incorporated in California.

     * Two Rivers, Inc., Edina Corporate Services, Inc., MidAmerican Home Services, LLC, Cordova Energy Company, LLC, and Quad Cities Energy Company did not commence operations until 1999.


2. A brief description of the properties of the claimant and each of its subsidiary public utility companies.

     A.   MidAmerican  Energy  Holdings  Company  is  the  holding  company  for
          MidAmerican Funding, LLC and various nonregulated businesses. MidAmerican Energy Holdings Company owns no physical utility property.

          MidAmerican Funding, LLC is the holding company for MHC Inc. and owns no physical utility property.

          MHC Inc. is the direct holding company for MidAmerican Energy Company and various nonregulated businesses. MHC Inc. owns no physical utility property.

     B. On March 12, 1999, MidAmerican Energy Holdings Company, the parent of MidAmerican Energy Company merged with a subsidiary of CalEnergy Company, Inc. and changed its name to MHC Inc. CalEnergy Company, Inc. reincorporated as an Iowa corporation and changed its name to MidAmerican Energy Holdings Company on March 12, 1999. MidAmerican Energy Company ("MidAmerican" or "Company") is a regulated public utility company, incorporated in the State of Iowa.

          The Company's utility operations consist of four distinct business units: generation, transmission, energy delivery and retail. The
          Company is primarily engaged in the business of generating, transmitting, distributing and selling electric energy and distributing, selling and transporting natural gas. The Company owns intrastate natural gas transmission lines that do not constitute a material portion of the overall distribution system; as such these lines are classified as distribution lines for accounting purposes.

          The Company's utility service territory spans the State of Iowa, serving most of its larger cities as well as areas of Illinois, South Dakota, and Nebraska. MidAmerican provides electric service to 653,000 customers in Iowa, Illinois, and South Dakota and natural gas service to 622,000 customers in Iowa, Illinois, South Dakota, and Nebraska.

          i. ELECTRIC OPERATIONS:

             MidAmerican's transmission lines, operating from 34,500 to 345,000 volts, totalled 4,206 circuit miles at December 31, 1998 (3,910 miles are located in Iowa). MidAmerican owned 277 distribution substations (243 are located in Iowa) and 55 transmission substations (50 in Iowa) at December 31, 1998.

             MidAmerican owns or connects with electric transmission lines which deliver electric energy at or near the Iowa state border at the following interconnecting points:

             1. 161 kv interconnection near Creston, Iowa with Western Area Power Administration;

             2. 161 kv interconnection near Clarinda, Iowa with St. Joseph Light and Power Company;

             3. 345 and 161 kv interconnections at Council Bluffs, Iowa with Omaha Public Power District;

             4. 345 and 161 kv interconnections at Sioux City, Iowa with Omaha Public Power District;

             5. 69 kv interconnection at Hamburg, Iowa with Associated Electric Cooperative, Inc.;

             6. 345 kv interconnections near Hills, Iowa and near Haskins, Iowa with Union Electric Company;

             7. 345 kv interconnection at Sioux City, Iowa with Nebraska Public Power District;

             8. 345 kv interconnection at Cooper Nuclear Station near Brownville, Nebraska, with Nebraska PublicPower District;

             9. 345 kv interconnection near Lakefield Junction, Minnesota, with Interstate Power Company;

             10. 345 and 161 kv interconnections near Sioux City, Iowa with Western Area Power Administration;

             11. 345 kv interconnection at Quad-Cities Station near Cordova, Illinois, with Commonwealth Edison Company and Interstate Power Company;

             12.  161  kv  interconnection  near  Galesburg,   Illinois,  with
                  Illinois Power Company; and

             13. 161 kv interconnection near Camanche, Iowa, with Interstate Power Company.

             MidAmerican owns or connects with the following transmission lines at or near the Iowa state border in order to serve its electric customers:

             1.   two 69 kv transmission lines near McCook Lake, South Dakota;

             2.   one 69 kv transmission line near Alcester, South Dakota;

             3.   one 161 kv transmission line near Rock Island, Illinois;

             4.   one 161 kv transmission line in East Moline, Illinois;

             5. one 69 kv transmission line in or near Port Bryan and Cordova, Illinois;

             6.   two 69 kv transmission lines in East Moline, Illinois;

             7.   two 69 kv transmission lines in Moline, Illinois; and

             8.   one 69 kv transmission line in Rock Island, Illinois.

             Electric generating facilities at December 31, 1998 consisted of the following. The net accredited generating capacity, along with the participation purchases and sales, net, and firm purchases and sales, net, are shown for the summer 1998 accreditation.

                                                                 Accredited
                                              Percent            Generating
Plant                                        Ownership   Fuel   Capability (MW)
------------------------------------------   ---------   ----   ---------------
Steam Electric Generating Plants:
Iowa
         George Neal Station
              Unit No. 1                       100.0     Coal        135
              Unit No. 2                       100.0     Coal        300
              Unit No. 3 (jointly owned)        72.0     Coal        371
              Unit No. 4 (jointly owned)        41.0     Coal        253
              Ottumwa Unit (jointly owned)      52.0     Coal        372
              Louisa Unit (jointly owned)       88.0     Coal        616
         Council Bluffs Energy Center
              Unit No. 1                       100.0     Coal         43
              Unit No. 1                       100.0     Coal         88
              Unit No. 3 (jointly owned)        79.0     Coal        534
         Riverside Station
              Unit No. 3                       100.0     Coal          5
              Unit No. 5                       100.0     Coal        130
                                                                     ----
Total Steam Electric Generating Units                               2,847

                                                                  Accredited
                                           Percent                Generating
Plant                                     Ownership    Fuel     Capability (MW)
---------------------------------------   ---------  ---------- ---------------
Combustion Turbines:
     Iowa
       Parr-2 units                         100.0    Gas or Oil          32
       Electrifarm-3 units                  100.0    Gas or Oil         191
       River Hills Energy Center-8 units    100.0    Gas or Oil         116
       Sycamore Energy Center-2 units       100.0    Gas or Oil         149
       Pleasant Hill-3 units                100.0        Oil            148
       Coralville-4 units                   100.0    Gas or Oil          64
       Illinois
       Moline-4 units                       100.0    Gas or Oil          64
                                                                       ----
Total Combustion Turbines                                               764

Nuclear:
     Illinois
         Quad-Cities Station
              Unit No. 1 (jointly owned)     25.0    Nuclear            192
              Unit No. 2 (jointly owned)     25.0    Nuclear            190
     Nebraska
              Cooper Station (Note 1)        50.0    Nuclear            385
                                                                       ----
Total Nuclear                                                           767
                                                                       ----

Hydro:
    Illinois
              Moline - 4 units              100.0    Water                3
                                                                      -----
Total Hydro                                                               3
                                                                      -----

Net Accredited Generating Capability                                  4,381
Participation Purchases and Sales, Net                                   44
                                                                      -----
  Total Net Accredited Generating Capability                          4,425
                                                                      -----

Firm Purchases and Sales, Net                                           (50)
                                                                      -----
Adjusted Net Accredited Generating Capability                         4,375
                                                                      =====


(1) Cooper Nuclear Station is owned by Nebraska Public Power District and the amount shown is MidAmerican's entitlement (50 percent) of Cooper's accredited capability under a power purchase agreement extending to the year 2004.

       ii.  GAS OPERATIONS

          MidAmerican  serves  customers in Iowa,  Illinois,  South Dakota,  and
          Nebraska. MidAmerican is responsible for the procurement, transportation, storage and distribution of natural gas. Natural gas is procured from various suppliers and transported by Northern Natural Gas Co., Natural Gas Pipeline Co. of America, Northern Border Pipeline Company and ANR Pipeline Co. to the Company's service territory. The gas is stored in various storage facilities to manage fluctuation in system demand and seasonal pricing. MidAmerican's highest peak-day delivery was 1,143,026 MMBtus on February 2, 1996.

          Natural gas is distributed through 19,426 miles of distribution mains and services of which 15,169 miles are located in Iowa, 2,036 miles in Illinois, 2,075 miles in South Dakota and 146 miles in Nebraska.

          Other natural gas property owned includes: three liquefied natural gas plants located in Bettendorf, Iowa, Waterloo, Iowa, and Des Moines, Iowa with 109,600 MMBtu maximum daily delivery capacity and two propane-air gas peak shaving plants located in Sioux City, Iowa and Des Moines, Iowa, with a total maximum daily delivery capacity of 59,000 MMBtu.


3. The following information, along with additional data, provides the electric and natural gas data for MidAmerican for the year ended December 31, 1998.

     a.   (1) Number of kWh of electric energy sold (at retail or wholesale):

                Retail                                         16,088,557,000
                Sales for Resale                                6,185,653,000

          (2) Number of MMBtu of natural gas distributed (at retail):
                                                                   81,985,000

     b. (1) Number of kWh of electric energy distributed at retail outside of the state of incorporation:

                South Dakota                                      111,676,000
                Illinois                                        1,750,359,000

          (2) Number of MMBtu of natural gas distributed at retail outside of the state of incorporation:

                Illinois                                            8,362,000
                South Dakota                                        8,302,000
                Nebraska                                              577,000

     c. (1) Number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line: None.

               The number of kWh of electric energy sold at wholesale outside of the state of incorporation, or at the state line, excludes the following sales for resale transactions originating within the State of Iowa to purchasers outside the state: 5,264,852,000.

          (2) Number of MMBtu of natural gas sold at wholesale outside of the state of incorporation, or at the state line: None.

     d. (1) Number of kWh of electric energy purchased outside of the state of incorporation, or at the state line:

               Nebraska                                         3,493,769,000
               South Dakota                                       214,392,000
               Minnesota                                          133,656,000
               Illinois                                           126,244,000
               Missouri                                           114,570,000
               Canada                                              73,171,000
               Kansas                                              60,874,000
               Alabama                                             59,234,000
               North Dakota                                        32,209,000
               Texas                                               15,608,000
               Other States                                         9,993,000

          (2) Number of MMBtu of natural gas purchased outside of the state of incorporation, or at the state line:

               Minnesota                                           18,133,000
               Kansas                                              15,346,000
               Texas                                                8,205,000
               Louisiana                                            4,178,000
               New Mexico                                             485,000
               Illinois                                               365,000
               Nebraska                                               341,000

     e.   Additional Data:

          (1)  Electric operating revenues (000):

               Iowa                     88.6%                      $1,036,949
               Outside of Iowa          11.4%                        $132,861
               Total                   100.0%                      $1,169,810

        (2) Natural gas operating revenues (000):

               Iowa                     80.0%                        $342,924
               Outside of Iowa          20.0%                         $86,946
               Total                   100.0%                        $429,870

        (3)  Total average electric customers:

               Iowa                     86.5%                         562,502
               Outside of Iowa          13.5%                          87,616
               Total                   100.0%                         650,118

        (4)  Total average natural gas customers:

               Iowa                     78.6%                         487,008
               Outside of Iowa          21.4%                         132,686
               Total                   100.0%                         619,694

        (5) Net utility plant- electric (000):

               Iowa                     88.3%                      $1,912,902
               Outside of Iowa          11.7%                        $254,736
               Total                   100.0%                      $2,167,638

        (6) Net utility plant- gas (000):

               Iowa                     80.0%                        $379,225
               Outside of Iowa          20.0%                         $94,782
               Total                   100.0%                        $474,007

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company.

     a. Name, location, business address and description of the facilities used by the EWG or foreign utility company:

          (1)  Name:                 Visayas Geothermal Power Company
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

                  These facilities consist of three identical 77 gross MW generating units located on the island of Leyte in the Republic of the Philippines. Each generating unit consists of one turbine/generator set. VGPC will sell the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC will in turn sell the energy to the National Power Corporation ("NAPOCOR") which will deliver power from one of the power plant's units to the island of Cebu and the power from the other two units of the power plant to the island of Luzon, in each case by means of its own transmission facilities.

          (2)  Name:                 CE Luzon Geothermal Power Company, Inc.
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

                  This facility consists of two geothermal power plants on two adjacent sites, Mahanagdong A and Mahanagdong B, with an aggregate capacity of approximately 180 gross MW. Mahanagdong A will consist of two 60 MW turbine/generators powered by geothermal steam and Mahanagdong B will consist of one 60 MW turbine/generator powered by geothermal steam. The facilities will be located on the island of Leyte in the Republic of the Philippines. CE Luzon will sell the full energy output of the facilities to The Philippines National Oil Company-Energy Development Company ("PNOC-EDC"). PNOC-EDC will in turn sell the energy to the National Power Corporation ("NAPOCOR") which will deliver power to the island of Luzon by means of its own transmission facilities.


          (3)  Name:                 CE Cebu Geothermal Power Company, Inc.
               Location:             On the Island of Leyte, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

                  This facility consists of four geothermal combined cycle units (each consisting of a back pressure turbine and three binary turbo-chargers and associated generators) and two binary turbo-chargers and associated generators) and two binary turbines and associates generators. The facilities will be located on the Island of Leyte, Republic of the Philippines. CE Cebu will sell the full energy output of the facilities to the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"). PNOC-EDC will in turn sell the energy to the National Power Corporation ("NAPOCOR") which will deliver power from the facilities to the island of Cebu by means of its own transmission facilities.

          (4)  Name:                 CE Casecnan Water and Energy Company, Inc.
               Location:             On the Island of Luzon, Philippines
               Business Address:     24th Floor, 6750 Building
                                     6750 Ayala Avenue
                                     Makati, Metro Manila, Philippines
               Description:

                  This facility consists of a multipurpose irrigation and hydroelectric power facility with a rated capacity of approximately 150 MW, consisting of two Francis-type turbines, located on the island of Luzon in the Republic of the Philippines. Casecnan Water and Energy will sell the full energy output of the facilities to the Philippine National Irrigation Administration ("NIA"). NIA will in turn sell the energy to the National Power Corporation ("NAPOCOR"). NIA, at its own cost and expense, will cause NAPOCOR to construct, install, connect and maintain the required transmission line between the facility's powerhouse and NAPOCOR's Luzon grid.


          (5)  Name:                 Himpurna California Energy Ltd.
               Location:             On the Island of Central Java, Indonesia
               Business Address:     Plaza Bapindo
                                     Menara I, 26th Floor
                                     Jl. Jend. Sudirman Kav. 54-55
                                     Jakarta 12190, Indonesia
               Description:

                  This facility consists of geothermal power production plants and associated interconnection equipment at the Dieng geothermal field in Central Java and will sell the power to Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, the Indonesian national oil company, and to P.T. PLN (Persero), the former state-owned electric utility which has been converted into a limited liability company.

          (6)  Name:                 Northern Electric, PLC
               Location:             Newcastle, England
               Business Address:     Carliol House
                                     Market Street
                                     Newcastle upon Tyne
                                     NE1 6NE    England
               Description:

                  Northern Electric is engaged in the distribution and supply of electricity to the North East of England.


     b. Name of each system company that holds an interest in such EWG or foreign utility company:

         (1)    MidAmerican Energy Holding Company
         (2)    CE International Investments, Inc.
         (3)    Kiewit Energy Pacific Holdings Corporation
         (4)    Tongonan Power Investments
         (5)    Magma Netherlands B.V.
         (6)    CE Casecnan Ltd.
         (7)    CE Mahanagdong Ltd.
         (8)    CE Singapore Ltd.
         (9)    CE Indonesia Ltd.
         (10)   CE Phillippines Ltd.
         (11)   CE Bali Ltd.
         (12)   Kiewit Energy International (Bermuda) Ltd.
         (13)   CE Casecnan Water & Energy Company, Inc.
         (14)   Visayas Geothermal Power Company
         (15)   CE Cebu Geothermal Power Company
         (16)   CE Luzon Geothermal Power Company, Inc.
         (17)   Pathua Power Ltd.
         (18)   Himpurna California Energy Ltd.
         (19)   Bali Energy Ltd.
         (20)   CE Power Inc.
         (21)   CE Electric Inc.
         (22)   Kiewit Energy UK Inc.
         (23)   CE Electric UK Funding Company
         (24)   CE Electric UK Holdings
         (25)   CE Electric UK plc
         (26) Northern Electric plc

     c. Type and amount of capital invested, directly or indirectly, or any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company:

              (1)  Visayas Geothermal Power Company

                   Partners capital                                 $ 39,229
                   Debt                                             $      -

              (2)  CE Luzon Geothermal Power Company Inc.

                   Common stock                                     $128,265
                   Debt                                             $      -

              (3)  CE Cebu Geothermal Power Company Inc.

                   Common stock                                     $ 86,423
                   Debt                                             $      -

              (4)  CE Casecnan Water and Energy Company, Inc.

                   Common stock                                     $123,836
                   Debt                                             $      -

              (5)  Himpurna California Energy Ltd.

                   To be filed by amendment                         $      -

              (6)  Northern Electric plc

                   Common stock                                     $584,536
                   Debt                                             $      -

     d. Capitalization and earnings of the EWG or foreign utility company during the reporting period:

              (1)  Visayas Geothermal Power Company

                   Capitalization                                   $193,035
                   Earnings                                         $ 48,099

              (2)  CE Luzon Geothermal Power Company Inc.

                   Capitalization                                   $354,751
                   Earnings                                         $ 30,056

              (3)  CE Cebu Geothermal Power Company Inc.

                   Capitalization                                   $233,393
                   Earnings                                         $  2,209

              (4)  CE Casecnan Water and Energy Company, Inc.

                   Capitalization                                   $469,658
                   Earnings                                         $    378

              (5)  Himpurna California Energy Ltd.

                   To be filed by amendment                         $      -

              (6)  Northern Electric, PLC

                   Capitalization                                 $1,678,410
                   Earnings                                       $   49,058

     e. Identify any service, sales or construction contracts between the EWG or foreign utility company and a system company: None

Exhibit A

Exhibit A to be filed by amendment at a later date.

Exhibit B

Exhibit B to be filed by amendment at a later date.

Exhibit C

Exhibit C to be filed by amendment at a later date.


Each of the above named claimants has caused this statement to be duly executed on its behalf by its authorized officer on this 12th day of March, 1999.


                                      MidAmerican Energy Holdings Company
                                      MidAmerican Funding, LLC
                                      MHC Inc.




                                      By     /s/ A. L. Wells
                                             -----------------------
                                             A. L. Wells
                                             Chief Financial Officer


Attest:


/s/  S. A. McArthur
-------------------
S. A. McArthur
Executive Vice President and Secretary


All notices and correspondence concerning this statement should be addressed to:


J. A. Rasmussen, Jr.
General Counsel
MidAmerican Energy Holdings Company
P.O. Box 657
Des Moines, IA  50303-0657